

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 14, 2006

Mr. Lars Dahlgren
Chief Financial Officer
Swedish Match AB
Rosenlundsgatan 36
S-118 85 Stockholm, Sweden

Re: Swedish Match AB
Form 20-F for Fiscal Year Ended December 31, 2005
Filed June 26, 2006
Response Letter Dated October 31, 2006
File No. 0-28038

Dear Mr. Dahlgren:

We have reviewed your response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

Letters dated September 25, 2006 and October 31, 2006

1. Please submit the response letters under this heading in electronic format on Edgar as Correspondence, as required by Rule 101(a)(1)(iii) of Regulation S-T. This comment applies to all correspondence between you and the staff.

Note 22. Provisions, page F-37

2. We note from your response to prior comment number four that the provision for income taxes are under the purview of IAS 12 and not subject to the provisions of IAS 37. Based on the guidance in paragraph 88 of IAS 12, please confirm that your future disclosure surrounding your tax provisions will comply with the

disclosure guidance in IAS 37 or otherwise advise. In this regard, paragraph 88
states that "An entity discloses any tax-related contingent liabilities and
contingent assets in accordance with IAS 37."

Closing Comments

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions
regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief